Exhibit 99.1
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                      [Letterhead of Fintech Advisory Inc.]





Mr. David Benson
Executive Vice President and Controller,
Verizon Corp.
1095 Avenue of the Americas
New York, NY  10036
david.benson@verizon.com

Mr. John W. Diercksen Vice President Investor Relations Verizon Corp. 1095 Avenue of the Americas
New York, NY  10036
john.w.diercksen@verizon.com

Charles Butterworth
Group Corporate Finance Director
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire  RG14 2FN
United Kingdom
charles.butterworth@vodafone.com

July 17, 2003

Dear Sirs,

         Attached please find a letter that we sent earlier today to the Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (the "Company"). As you will see from the attached letter, it contains a definitive, unconditional offer (the "Offer") by Fintech Advisory Inc. ("Fintech") to purchase 100% of the outstanding equity of the Company for U.S.$20 million in cash, and on the same terms and conditions as the proposal by Biper, S.A. de C.V. and Movil Access, S.A. de C.V. (the "Salinas Offer"). As part of our Offer, we are prepared to deposit the entire $20 million in escrow immediately upon acceptance of our Offer or our commencement of a tender offer to acquire all of the shares of the Company, whichever is earlier.

         We are of the view that our Offer constitutes a "Superior Proposal" under the terms of the acquisition agreement dated June 12, 2003 (the "Acquisition Agreement") among Biper, S.A. de C.V., Movil Access, S.A. de C.V., Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc. and Bell Atlantic New Zealand Holdings, Inc. (collectively, "Verizon") and Vodafone Americas BV ("Vodafone"), and is also superior to the proposal submitted to Verizon and Vodafone previously by UBS. As such, we hope that Verizon and Vodafone will evaluate our Offer and, consistent with your rights under the Acquisition Agreement, withdraw the shares that we understand you have tendered in connection with the Salinas Offer and support our Offer.

         We understand that certain members of the management of Verizon and Vodafone may be of the view that in the event Verizon and Vodafone were to discuss or accept any Superior Offer and/or withdraw your tendered shares, there is a risk that 95% of the difference in price between such Superior Offer and the Salinas Offer would have to be paid to the Salinas group, thereby drastically reducing any benefit to you. This position, however, is incorrect and inconsistent with the text of the Acquisition Agreement and the disclosure that is on file with the SEC and the CNBV. The only situation where the Salinas group would be entitled to receive 95% of the difference in price between the Salinas Offer and a Superior Proposal is in a situation where the Acquisition Agreement is terminated as a result of a breach of a material obligation of Verizon and Vodafone. Since the consideration and/or acceptance of a non-conditional Superior Proposal, and the related withdrawal of shares from the current tender offer, is fully contemplated by the Acquisition Agreement, we firmly believe that acceptance of our non-conditional Superior Proposal would clearly not be a breach and would not trigger the Salinas group's right to receive 95% of the additional value that would be paid by Fintech.

         We think that our Offer is clearly in the best interests of Verizon's and Vodafone's shareholders, as it will double the proceeds that Verizon and Vodafone will realize from this investment. Moreover, we think that it is important for companies of the stature of Verizon and Vodafone to consider not only the immediate interests of their respective shareholders, but the impact that this type of transaction could have on the Company's other stakeholders, as well as Verizon's and Vodafone's perception in the international financial community. There is little doubt that the creditors of the Company made their decision to lend money to the Company based on the involvement and reputation of Verizon and Vodafone. We believe that our Offer clearly provides a better opportunity for a viable restructuring than the Salinas Offer, and will provide these creditors a better opportunity to recover their investment. We fully expect that exiting the investment by selling your shares in a rushed transaction, at a token price, to a competitor of the Company, whose interests in a restructuring that preserves value is questionable at best, is not a legacy that either of your companies would wish to retain, particularly given the fact that there is a more attractive offer available to you and other stakeholders.

         We would welcome a meeting with Verizon and Vodafone to discuss our Offer.



                                                 Sincerely,


                                                /s/ Julio Herrera
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                                                Julio Herrera
                                                Fintech Advisory Inc.